EXHIBIT 99.1

Alio Gold Settles Arbitration With Maverix Metals

(all in US$ unless otherwise noted)

VANCOUVER, British Columbia, Nov. 22, 2019 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”), is pleased to announce that a settlement agreement (the “Agreement”) has been signed with Maverix Metals Inc. (“Maverix”) regarding disputed royalty payments at the Company’s Florida Canyon Mine.

The Agreement clarifies the definition of “Allowable Deductions” in calculating the royalty, reduces the royalty amount to 3.0% from 3.25% and provides for a one-time payment by Alio Gold to Maverix of $300,000 in either cash or shares within one-year of closing.

About Alio Gold

Alio Gold is a gold mining company. We are focused on the safe and profitable production of gold from our cornerstone asset, the 100% owned Florida Canyon Mine in Nevada, USA. The Company also owns the San Francisco Mine in Sonora, Mexico and the development stage Ana Paula Project in Guerrero, Mexico.

For further information, please contact:
Mark Backens
President & CEO
604-682-4002
info@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange American accepts responsibility for the adequacy or accuracy of this news release.